CADZ SECURITIES INC

FINANCIAL STATEMENT AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71094

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 ___ AND ENDING 12/31/2025
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CADZ Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 Bontana Ave
(No. and Street)

Ft Lauderdale	FL	33301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Miller	917-620-6006	jmiller@cadzsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Cavalier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CADZ Securities Inc _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Charles Cavalier

Title:

Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CADZ SECURITIES INC

TABLE OF CONTENTS

Financial Statement

BALANCE SHEET

NOTES TO FINANCIAL STATEMENT



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
CADZ Securities, Inc.

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of CADZ Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 6, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

CADZ SECURITIES INC

BALANCE SHEET
December 31, 2025

ASSETS		
Cash	$	173,102
Deposits and receivables from Clearing Broker		2,032,684
Municipal Securities at Fair Market Value (Cost $4,096,695)		4,146,331
Prepaid expenses and other assets		42,274
TOTAL ASSETS		6,394,391
LIABILITIES AND EQUITY		
Accrued Expenses Payable		8,645
Due to Clearing Broker		4,096,695
TOTAL LIABILITIES		4,105,340
EQUITY		
Paid In Capital	$	2,020,000
Retained Earnings (Deficit)		269,051
TOTAL EQUITY		2,289,051
TOTAL LIABILITIES AND EQUITY	$	6,394,391

The accompanying notes are an integral part of these financial statements.

CADZ SECURITIES INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

1. **Organization**

    CADZ Securities Inc. ("The Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company was formed in March 2023 and was approved for membership as a municipal securities dealer on May 31, 2024. The Company is incorporated under the laws of the State of Florida. The Company, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates, and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

    The following are the significant accounting policies followed by the Company:

    Revenue – Profit and loss arising from all municipal securities transactions entered into the account and risk of the Company are recorded on a trade date basis. Municipal securities are valued at fair market value. Both realized, and unrealized trading gains and losses are included in trading revenues. Syndicate fees are net of expenses arising from the municipal securities offering in which the Company acts as a member of a selling group and are recorded at the time the transaction is completed, and the income is reasonably determinable.

    Concentration of credit risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

    Cash and cash equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

    Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does

CADZ SECURITIES INC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

not pay federal or state corporate income taxes on its taxable income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2025, in the accompanying financial statement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of and during the year ended December 31, 2025, the Company did not have liability for unrecognized tax benefits. The Company is subject to examination by federal taxing authorities for 2023 and 2024.

Fair value- The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows:

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2- Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3- Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the company's own assumptions about the assumptions that a market participant would use in valuing the asset or liability and that would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other

CADZ SECURITIES INC

characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in money market funds are valued at the money market fund's net asset value per share.

The following table summarizes the valuation of the Company's investments by the above fair value   hierarchy levels as of December 31, 2025:

	Level 1	Level 2	Level 3
Securities owned:			
Municipal Securities owned	$	$ 4,146,331	$

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3.   **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company's net capital was $1,875,861 which was $1,775,861 in excess of its minimum requirement of $100,000.

The Company's net capital ratio was .46 to 1.

CADZ SECURITIES INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

4.   Commitments and Contingencies

The Company's clearing agreement with its clearing broker-dealer contains an indemnification clause. This clause relates to instances where the Company fails to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2025, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

5.   Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including non-public broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures to investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company, and he determined that no additional disclosures are required as the Company has only one reportable segment.

6.   Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued. The Company determined there were no subsequent events and transactions that required disclosure.